Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

The ratio of earnings to fixed charges as well as any deficiency of earnings are determined using the following applicable factors:

•	Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to non-controlling interests.

•	Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Computation of Ratio of Earnings (Loss) to Fixed Charges:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Earnings available for fixed charges:
Pre-tax loss	$(57,748)	$(25,087)	$(17,946)	$(3,993)	$(6,302)
Add: fixed charges, as calculated below	111	47	45	3,774	105

Total earnings available for fixed charges	$(57,637)	$(25,040)	$(17,901)	$(219)	$(6,197)

Fixed charges:
Interest expense, including amortization of debt issuance costs and debt discount	$—	$—	$—	$3,731	$62
Estimated interest expense portion of rental expense	111	47	45	43	43

Total fixed charges	111	$47	$45	$3,774	$105

Deficiency of earnings available to cover fixed charges	$(57,748)	$(25,087)	$(17,946)	$(3,993)	$(6,302)